Drinker Biddle & Reath LLP

One Logan Square

Suite 2000

Philadelphia, PA 19103

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

July 24, 2015

VIA EDGAR TRANSMISSION

Ms. Deborah D. Skeens

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hatteras Core Alternatives Fund, L.P. (File Nos. 333-199042; 811-21685),
Hatteras Core Alternatives TEI Fund, L.P. (File Nos. 333-199043; 811-21665),
Hatteras Core Alternatives Institutional Fund, L.P (File Nos. 333-199044; 811-21986), and
Hatteras Core Alternatives TEI Institutional Fund, L.P. (File Nos. 333-199045; 811-21985)
(collectively, the “Feeder Funds” );
Hatteras Master Fund, L.P. (File No. 811-21666) (the “Master Fund” and, together with the
Feeder Funds, the “Funds” or the “Registrants”)

Dear Ms. Skeens:

Set forth below are the Funds’ responses to your comments on the Feeder Funds’ Post-Effective Amendments filed on Form N-2 submitted with the Securities and Exchange Commission on July 14, 2015 (“Registration Statements”).

1.             Note 2(c) of the Master Fund’s annual report for the year ended March 31, 2015 (the “Annual Report”) states that as a result of adopting ASU 2015-07, investments with a fair value of $886,413,425 were excluded from the fair value hierarchy because they were valued using net asset value (“NAV”) as a practical expedient.  However, the chart in Note 2(c) on page 13 of the Annual Report indicates that there were $886,361,657 in investments valued at NAV as of March 31, 2015.  Please explain the discrepancy between the two reported amounts.

As of March 31, 2015, the fair value of investments valued using NAV as a practical expedient was $886,361,657, as reported in the chart on page 13 of the Annual Report.  The disclosure in Note 2(c) inadvertently reported the incorrect amount of $886,413,425.  Since the discrepancy is not material, no changes have been made to the Annual Report, but the Master Fund will ensure in the future the correct amounts are included.

2.             Please explain why the performance allocation described in Note 4 of the Feeder Funds’ annual report for the year ended March 31, 2015 (the “Feeder Funds Annual Report”) was only allocated to the Hatteras Core Alternatives Institutional Fund, L.P. and to the Hatteras Core Alternatives TEI Institutional Fund, L.P. but not to the other Feeder Funds.

The performance allocation, as described in Note 4 of the Feeder Funds Annual Report, is calculated on a “peak to peak”, or “high watermark” basis, at each individual Feeder Fund level. At March 31, 2015, the Hatteras Core Alternatives Institutional Fund, L.P. and the Hatteras Core Alternatives TEI Institutional Fund, L.P. were the only two Feeder Funds above their “high watermark”, and thus the performance allocation was only allocated to these two Feeder Funds. The other two Feeder Funds, Hatteras Core Alternatives Fund, L.P. and Hatteras Core Alternatives TEI Fund, L.P., were still below their high watermark at March 31, 2015. No performance allocation will be made to the Hatteras Core Alternatives Fund, L.P. and Hatteras Core Alternatives TEI Fund, L.P. until their respective, cumulative net losses have been recovered.

The Registrants acknowledge that they are responsible for the adequacy and accuracy of the disclosure in the Registration Statements. The Registrants further acknowledge that staff comments or changes to disclosure in response to staff comments on the Registration Statements may not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statements. The Registrants further acknowledge that they may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any party under the federal securities laws of the United States of America.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-3307 or, in my absence, to Josh Deringer at (215) 988-2959.

Very truly yours,

/s/ Jillian L. Bosmann
Jillian L. Bosmann

cc:	J. Michael Fields, Hatteras Funds
Joshua B. Deringer, Esq.